

6/22/2004



04035042

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405



FILE NUMBER: **08204904**

Re: **ICAP plc – AVS No.: 792753**

SUPPL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

PROCESSED
JUN 30 2004
THOMSON
FINANCIAL

ICAP North America Inc.
Harborside Financial Center
1100 Plaza 5, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com



22 June 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX NO: 020 7588 6057



Dear Sirs

ICAP plc AVS No: 792753
Fidelity Investments

In accordance with Section 9.11 of the Listing Rules, please find attached a
Schedule 10 notification in respect of a declaration received pursuant to Section 198
of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on
020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO   792753

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	**FIDELITY INVESTMENTS**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **SEE ATTACHED LETTER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **SEE ATTACHED LETTER**

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
N/A	**N/A**	**23,200**	**0.004%**

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 10P EACH	**21.06.04**	**22.06.04**

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
34,712,116	**5.998%**

14. Any additional information	15. Name of contact and telephone number for queries
	KATHRYN DICKINSON **020 7000 5782**

16. Name and signature of authorised company official responsible for making this notification

Date of notification   **22 JUNE 2004**

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

H:\secretarial\Jenny\Helen\Stock Exchange Announcements\2004\22.06.04 - Fidelity\Schedule 10.doc



June 21, 2004

ICAP Plc
2 Broadgate
London, EC2M 7UR
United Kingdom

FAX: 011-44-207-000-5788

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K.
Companies Act 1985. Please note that while this information details the disclosable
interests of more than one entity, the enclosed disclosure constitutes separate notifications
of interest which have been combined solely for purposes of clarity and efficiency. It is
not intended to indicate that any of these entities act as a group or in concert with respect
to these interests.

These disclosures are made in the interest of conformity with the Companies Act.
The Interest detailed herein were acquired solely for investment purposes. For disclosure
purposes, holdings should be represented as FMR Corp. and its direct and indirect
subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect
subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by
FAX (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Specialist

Fidelity Management
& Research Company
FMR Co

Mailing Address:
One Federal Street E14B
Boston, MA 02109-3614
Office Address:
82 Devonshire Street
Boston, MA 02109

617 563 7000



Amendment #8

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: <u>ICAP Plc</u>

2. Notifiable Interest: <u>Ordinary Shares</u>

    FMR Corp.
    82 Devonshire Street
    Boston, MA 02109

    Parent holding company of Fidelity Management & Research Company
    (FMRCO), investment manager for US mutual funds, and Fidelity
    Management Trust Company (FMTC), a US state chartered bank which
    acts as a trustee or investment manager of various pension and trust
    accounts. (See Schedule A for listing of Registered Shareholders and their
    holdings).

    Fidelity International Limited (FIL)
    P.O. Box HM 670
    Hamilton HMCX, Bermuda

    Parent holding company for various direct and indirect subsidiaries,
    including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension
    Management (FPM), investment managers for various non-US investment
    companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:
    Mr. Edward C. Johnson 3d
    82 Devonshire Street
    Boston, MA 02109

    Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust
    schemes in the U.K., notwithstanding the exemption from reporting pursuant to
    Section 209 (1)(h) of the Companies Act 1985.

Fidelity Management
& Research Company
FMR Co

Mailing Address:
One Federal Street E14E
Boston, MA 02109-3614
Office Address:
82 Devonshire Street
Boston, MA 02109

617 563-7000



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By _Eric D. Roiter_

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney
dated December 30, 1997, by and on behalf
of FMR Corp. and its direct and indirect
subsidiaries, and Fidelity International
Limited and its direct and indirect
subsidiaries.

Fidelity Management
& Research Company
FMR Co

Mailing Address:
One Federal Street E14B
Boston, MA 02109-3614
Office Address:
82 Devonshire Street
Boston, MA 02109

617 563-7000

Schedule A

Security: ICAP Plc

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)		
443,350	FMRCO	Mellon Bank
16,000	FMRCO	HSBC
111,000	FMRCO	State Street Nominees Limited
16.600	FMTC	State Street Nominees Ltd.
16,200	FMTC	Brown Brothers Harriman
12,500	FMTC	State Street Bank & Trust
11,732,810	FISL	Chase Nominees Ltd
6,703,600	FISL	Chase Manhattan Bank London
470,900	FPM	Bank of New York London
66,500	FPM	Deutsche Bank
139,000	FPM	Citibank
262,000	FPM	Mellon Nominees Ltd
705,000	FIL	Chase Nominees Ltd
1,865,410	FIL	HSBC Client Holdings Nominee (UK) Limited
2,688,650	FIL	Northern Trust
677,685	FIL	Chase Manhattan Bank London
279,311	FIL	Deutche Bank
214,000	FIL	Mellon Nominees Ltd
360,000	FIL	Bank of New York, Brussels
4,912,000	FIL	Bank of New York London
111,000	FIL	State Street Bank & Trust
424,500	FIL	Citibank
966,000	FIL	Clydesdale Bank (Head Office) Nominees Limited
945,400	FIL	JP Morgan
412,500	FIL	State Street Nominees Ltd
143,700	FIL	Bankers Trust
16,500	FIL	Brown Brothers Harriman Ltd. LUX

Total Ordinary Shares	34,712.116
Current ownership percentage:	5.998%
Shares in issue:	~~578,772,859~~ 578,776,127
Change in holdings since last filing:	(23,200) ordinary shares